**FamTerra, Inc**
**Balance Sheet**
**As of December 31, 2018**

|  | Dec 31, 18 |
|---|---:|
| **ASSETS** | |
| **Current Assets** | |
| **Checking/Savings** | |
| Chase Checking - 2557 | 17,110.00 |
| **Total Checking/Savings** | 17,110.00 |
| **Total Current Assets** | 17,110.00 |
| **Other Assets** | |
| Accumulated Amortization | (114,323.00) |
| Product Development | 273,612.50 |
| **Total Other Assets** | 159,289.50 |
| **TOTAL ASSETS** | **176,399.50** |
| **LIABILITIES & EQUITY** | |
| **Liabilities** | |
| **Current Liabilities** | |
| **Credit Cards** | |
| Chase Credit Card | 2,161.02 |
| **Total Credit Cards** | 2,161.02 |
| **Other Current Liabilities** | |
| Accrued Expenses | 8,401.45 |
| Accrued Interest | 50,695.48 |
| Deferred Compensation | 225,000.00 |
| Loans From Shareholders | 339,000.00 |
| SAFE | 105,010.95 |
| **Total Other Current Liabilities** | 728,107.88 |
| **Total Current Liabilities** | 730,268.90 |
| **Total Liabilities** | 730,268.90 |
| **Equity** | |
| Common Stock | 705.17 |
| Preferred Stock | 375.00 |
| Retained Earnings | (358,572.87) |
| Net Income | (196,376.70) |
| **Total Equity** | (553,869.40) |
| **TOTAL LIABILITIES & EQUITY** | **176,399.50** |